

January 29, 2010

By U.S. Mail and Facsimile to: (877) 280-3781

Julie A. Bell Lindsay
Citigroup Inc.
1101 Pennsylvania Ave NW
Suite 1000
Washington, DC 20004

> **Re:** **Citigroup Inc.**
> **Form 8-K filed January 19, 2010**
> **File No. 001-09924**

Dear Ms. Lindsay:

We have reviewed the above-referenced filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed January 19, 2010

1. We note your disclosure on page five of your release filed as part of Exhibit 99.1 that Securities & Banking revenues included a negative credit valuation adjustment (CVA) of $1.9 billion, of which $840 million represented the

cumulative impact of a correction of an error in calculating the CVA on your fair value option debt in prior periods. Please respond to the following:

    a.   Tell us how the error was discovered and discuss the specific errors related to the calculation of the CVA.

    b.   Tell us whether you have a similar CVA calculation error related to your other assets and liabilities that are also carried at fair value, such as your derivatives portfolio.

    c.   Discuss any changes made to your internal controls over financial reporting to detect or prevent these types of errors from occurring in the future.

    d.   Provide us with your materiality analysis supporting your conclusion that the errors and the related cumulative error correction in the fourth quarter of 2009 was not material to any period.

    e.   In future filings, including your 2009 Form 10-K, please expand your discussion of the error to provide more information on the specific cause and nature of the calculation errors.

2.   We note your disclosure on page three of your release filed as part of Exhibit 99.1 about the number of modifications you have performed during the past year. Please tell us and discuss in future filings how modifications impact the timing of the recording the allowance for loan losses. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology. Additionally, discuss how the high level of re-defaults of the loan modifications performed thus far is factored into your allowance for loan losses.

3.   Tell us and disclose in future filings more about the forbearance programs that are offered to your credit card customers and discuss how these programs impact your credit loss statistics and timing of the recording of the allowance for loan losses. Additionally, please add a discussion of how successful these programs are and the statistics you review in evaluating the various programs offered.

4.   Tell us and disclose in future filings how you establish repurchase reserves for various representations and warranties that you have made to various parties, including the GSE's, monoline insurers and any private loan purchasers. Please ensure your response addresses the following areas:

    a.   The specific methodology employed to estimate the allowance related to various representations and warranties, including any differences that may result depending on the type of counterparty to the contract.

    b.   Discuss the level of allowances established related to these repurchase requests and how and where they are classified in the financial statements.

    c.   Discuss the level and type of repurchase requests you are receiving, and any trends that have been identified, including your success rates in avoiding settling the claim.

    d.   Discuss your methods of settling the claims under the agreements. Specifically, tell us whether you repurchase the loans outright from the counterparty or just make a settlement payment to them. If the former, discuss any effects or trends on your nonperforming loan statistics. If the latter, discuss any trends in terms of the average settlement amount by loan type.

    e.   Discuss the typical length of time of your repurchase obligation and any trends you are seeing by loan vintage.

5. We note your disclosure on pages 17 and 18 of your release filed as part of Exhibit 99.2 that Institutional Clients Group and Securities & Banking each had credit reserve releases of $138 million and $141 million, respectively, during the fourth quarter of 2009. Please provide us with additional information regarding the events that occurred that supported a release in the allowance for loan losses during the period. As part of your response, please discuss whether the reductions were due to a decrease in non-accrual loans at these business units, reductions in severities of losses realized, or some other methodology change related to the calculation of the allowance. Please also tell us whether any of your credit statistics for these business units have changed dramatically as a result of the reduction in the allowance.

6. We note your disclosure to footnote one on page 35 of your release filed as part of Exhibit 99.2 that your policy is not to classify credit cards loans as non-accrual. Please ensure that this disclosure is clear throughout your documents. Additionally, given that these types of loans are never classified as non-accrual, please tell us why you believe it is appropriate in your allowance to non-accrual loan ratios to include the allowance allocated to these types of loans. We note that if the allowance to non-accrual loan ratios were revised to exclude the allowance for loan items which are never included as non-accrual, the ratios

would likely be significantly different and it is possible that different trends could exist. Please advise us with respect to this point, and please ensure that your disclosures in future filings are clear on how these amounts are calculated.

7. We note your disclosure to footnote two on page 35 of your release filed as part of Exhibit 99.2 that non-accrual loans do not include loans accounted for as SOP 03-3 purchased distressed loans. Please clarify whether you would classify the purchased distressed loans as non-accrual in the future once you determine that an allowance for loan losses is required for those loans. If not, please tell us whether you adjust your allowance to non-accrual loan ratios to exclude the allowance related to these loans since the loans would not be included in the denominator of this ratio. If you do not adjust this ratio for any allowance related to these loans which do not get classified as non-accrual, please ensure that your disclosures in future filings are clear as to how this impacts the ratios and comparability among other companies in your industry.

* * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572, Rebekah Blakeley Moore, Reviewing Accountant, at (202) 551-3303 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief